Exhibit 2.2

EXECUTION VERSION

AMENDMENT NO. 2 TO MASTER ACQUISITION AGREEMENT

THIS AMENDMENT NO. 2 (this “Amendment”) to the Master Acquisition Agreement dated as of April 14, 2014 by and between Motorola Solutions, Inc., a Delaware corporation (the “Seller”), and Zebra Technologies Corporation, a Delaware corporation (the “Purchaser”) (as may be amended, modified or supplemented from time to time in accordance with the terms thereof, the “Master Agreement”), is made as of October 26, 2014 by and between the Seller and the Purchaser. Capitalized terms used but not otherwise defined herein shall have the same meanings ascribed to such terms in the Master Agreement.

W I T N E S S E T H :

WHEREAS, pursuant to the Master Agreement, the Seller has agreed to sell and transfer to the Purchaser, and the Purchaser has agreed to purchase from the Seller, substantially all of the assets of the Seller and the other members of the Seller Group used in or related to the Business;

WHEREAS, on October 24, 2014, the Seller and the Purchaser entered into Amendment No. 1 to Master Acquisition Agreement; and

WHEREAS, the parties desire to further amend the Master Agreement on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, subject to the conditions and other terms herein set forth, the Seller and the Purchaser hereby agree as follows:

1. Amendment. The Master Agreement is hereby amended as follows:

(a) Section 1.1(f) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(f) Intellectual Property. The Intellectual Property and Ancillary IP Rights (as defined in the IP Agreement) to be transferred to the Purchaser Assignees (as defined in the IP Agreement) pursuant to the IP Agreement;”

(b) Section 1.3 of the Master Agreement is hereby amended by deleting subsection (b) in its entirety and replacing it with the following: “[Intentionally Omitted]”.

(c) Section 1.3(a) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(a) Employee Liabilities. All Liabilities assumed by the Purchaser Group pursuant to the Employee Matters Agreement,

including the Assumed Employment Liabilities (as defined therein), and all Liabilities for retention payments under the agreements with Transferred Employees that are identified on Schedule 1.3(a);”

(d) Section 1.3(h) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(h) Balance Sheet Liabilities. To the extent not the type of Liability otherwise specifically addressed in subsections (a) through (g) above, (i) all Liabilities, accruals and reserves included in the Final Closing Working Capital, and (ii) other than Accounts Payable and other than those set forth on Schedule 1.3(h), all other Liabilities that are primarily related to the Business of the type or nature reflected on the Most Recent Balance Sheet; and”

(e) Section 1.3(i) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(i) Other Liabilities. To the extent not the type of Liability otherwise specifically addressed in subsections (a) through (h) above, other than Accounts Payable, all other Liabilities primarily relating to, primarily arising from or primarily incurred in connection with the operation of the Business or the ownership and operation of the Acquired Assets.”

(f) The last paragraph of Section 1.3 of the Master Agreement is hereby amended and restated to read in its entirety as follows: “For the avoidance of doubt, the Purchaser Group will assume all Liabilities of the Acquired Companies, including the Acquired Company Accounts Payable (the “Acquired Company Liabilities”) by virtue of its acquisition of the Acquired Company Shares.”

(g) Section 1.4(f) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(f) Acquired Company Liabilities. Other than with respect to Acquired Company Accounts Payable, any Liabilities of any Acquired Company to the extent not related to or arising out of the conduct of the Business prior to the Initial Closing.”

(h) The last sentence of Section 1.5 of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“The provisions of this Section 1.5 notwithstanding, all of the shares of capital stock of STI will be acquired by the Purchaser pursuant to the Merger described in Section 1.6 below, and all

Assigned IP (as defined in the IP Agreement) owned by the Seller or any other Seller Party (as defined in the IP Agreement) that is organized, formed or incorporated in the United States, and all Ancillary IP rights (as defined in the IP Agreement) with respect thereto, will be sold, assigned, transferred, conveyed and delivered immediately following the Merger by the Seller or each such other Seller Party, as applicable, to STI pursuant to the terms of the IP Agreement.”

(i) Section 2.1(a) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(a) The aggregate purchase price for the Acquired Assets to be paid to the Seller hereunder shall be an amount equal to (i) Three Billion Four Hundred Fifty Million Dollars ($3,450,000,000), plus (ii) an amount equal to the Final Closing Cash, plus or minus, as applicable, (iii) the Final Closing Working Capital Surplus or the Final Closing Working Capital Deficiency, if any (the “Purchase Price”). The portion of the Purchase Price to be paid at the Initial Closing shall be calculated as follows: (A) Three Billion Four Hundred Fifty Million Dollars ($3,450,000,000), plus (B) an amount equal to the Estimated Closing Cash (the “Closing Purchase Price Payment”).”

(j) Section 2.2(a) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(a) The parties agree to conduct the Initial Closing of the transactions contemplated by this Agreement (all such transactions, including the transactions contemplated by the Additional Closings and the Transaction Agreements, being referred to herein as the “Contemplated Transactions”) at the offices of Winston & Strawn LLP, 35 West Wacker Drive, Chicago, Illinois at 10:00 AM (local time) on the first Business Day following the last day of the fiscal month of the Seller in which the conditions precedent to the Initial Closing listed in Article 6 shall have been satisfied or, if permissible, waived (other than those conditions that are by their nature to be satisfied by action taken at the Initial Closing, but subject to the satisfaction of such conditions at the Initial Closing) (the date of the Initial Closing, the “Initial Closing Date”); provided, however, at its sole discretion, the Seller may direct that the Initial Closing shall take place earlier than the first Business Day following the last day of the fiscal month of the Seller on any Business Day specified by the Seller to the Purchaser on no less than three (3) Business Days’ written notice to the Purchaser; provided further, that notwithstanding the satisfaction or waiver of the conditions set forth in Article 6, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that are by their nature to be satisfied by action taken at the Initial Closing, but subject to the satisfaction of such conditions at the Initial Closing), the Initial Closing shall take place instead on the first Business Day following the last day of the fiscal month of the Seller or, at the Seller’s discretion, on any earlier Business Day following the last day of the Marketing Period specified by the Seller to the Purchaser on no less than three (3) Business Days’ written notice to the Purchaser, but subject to the satisfaction or waiver of the conditions set forth in Article 6. The effective time of the Initial Closing for tax, accounting, operational and all other matters will be deemed to be 12:01 am (local time) in each jurisdiction included in the Initial Closing, on the Initial Closing Date.”

(k) The last sentence of Section 2.2(b) of the Master Agreement is hereby amended and restated to read in its entirety as follows: “The effective time of each Additional Closing for tax, accounting, operational and all other matters will be deemed to be 12:01 am, local time, on the date of such Additional Closing.”

(l) Section 2.3(b)(ix) of the Master Agreement is hereby amended by deleting subsection (b)(ix) in its entirety and replacing it with the following: “(ix) [Intentionally Omitted]”.

(m) Section 2.4 of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“2.4 Estimated Cash on Hand. Not less than five (5) Business Days prior to the anticipated Initial Closing Date, the Seller shall prepare and deliver to the Purchaser a certificate (the “Closing Cash Certificate”) setting forth, in reasonable detail (including the amount of cash held in each jurisdiction and the currency in which such cash is held), the Seller’s good faith estimate of the Closing Cash as of the month-end of the Seller prior to the Initial Closing Date (the “Estimated Closing Cash”) and the amount, if any, by which the Purchase Price is to be adjusted in accordance with the terms of this Agreement. The Closing Cash Certificate and all determinations and calculations contained therein shall be prepared in accordance with GAAP and using the same principles, policies and methodologies used in preparing the Audited Financial Statements, provided, that the Closing Cash Certificate shall not have footnotes or other audit disclosures and shall be subject to normal year-end adjustments which, individually and in the aggregate, are not material.”

(n) The first sentence of Section 2.5(a) of the Master Agreement is hereby amended by replacing the reference to “11:59 pm” to “12:01 am”.

(o) Section 2.5(d) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(d) If the Final Closing Cash as finally determined pursuant to this Section 2.5 differs from the Estimated Closing Cash amount set forth in the Closing Cash Certificate and used in the calculation of the Closing Purchase Price Payment paid at the Initial Closing, and/or either a Final Closing Working Capital Surplus or a Final Closing Working Capital Deficiency is finally determined pursuant to this Section 2.5, then the Closing Purchase Price Payment shall be recalculated (x) using such Final Closing Cash amount in lieu of the Estimated Closing Cash amount and (y) taking into account such Final Closing Working Capital Surplus or Final Closing Working Capital Deficiency, and the following adjustment (the “Post-Closing Adjustment”) to the Closing Purchase Price Payment shall be made:

(i) If the Purchase Price based on the Final Closing Cash amount, and taking into account any Final Closing Working Capital Surplus or Final Closing Working Capital Deficiency, is greater than the Closing Purchase Price Payment actually paid at the Initial Closing, the Purchaser shall pay, or cause to be paid, to the Seller the amount of such difference.

(ii) If the Purchase Price based on the Final Closing Cash amount, and taking into account any Final Closing Working Capital Surplus or Final Closing Working Capital Deficiency, is less than the Closing Purchase Price Payment actually paid at the Initial Closing, the Seller shall pay, or cause to be paid, to the Purchaser the amount of such difference.

(iii) The Purchaser or the Seller, as the case may be, shall, within two (2) Business Days after the final determination of the Final Closing Working Capital and Final Closing Cash in accordance with this Section 2.5, make payment to the other by wire transfer in immediately available funds of the amount of the Post-Closing Adjustment as determined pursuant to the preceding subsections, together with interest thereon from the 30th day following the Initial Closing Date to the date of payment at a fixed rate equal to 0.75% per annum, provided further that such fixed rate shall increase to 6% per annum commencing on the 195th day after the Initial Closing Date with respect to any amounts that remain unpaid at such date (but for the avoidance of doubt such

6% per annum rate shall not apply retroactively to any amounts unpaid as of the 195th day after the Initial Closing Date). Such interest shall be calculated based on a year of 365 days and the number of days elapsed since the Initial Closing Date.”

(p) The lead-in to Section 3.11(a) of the Master Agreement is hereby amended and restated to read in its entirety as follows: “Schedule 3.11(a) of the Seller Disclosure Schedule lists each of the following Contracts of the Seller Group related to the Business or to which any of the Acquired Companies are a party (collectively, and together with the Material IP Contracts (as defined in the IP Agreement), the “Material Contracts”):”

(q) Section 10.2 of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“10.2 Wrong Pocket.

(a)	In the event the Seller or any of its Affiliates receives any payment related to any Acquired Asset after the Initial Closing, the Seller agrees to promptly remit (or cause to be promptly remitted) such funds to the Purchaser. Without limiting the generality of the foregoing, with respect to any payments by customers of the Business to the Seller or any of its Affiliates in connection with Accounts Receivable transferred to the Purchaser Group (“Misdirected Customer Payments”), the Seller agrees for the ninety (90) day period following the Initial Closing Date to (i) use Reasonable Efforts to provide to the Purchaser each Business Day a report setting forth each Misdirected Customer Payment from the prior Business Day, and (ii) remit (or cause to be remitted) to the Purchaser the aggregate of all such Misdirected Customer Payments on each Monday and Thursday (or, if such day is not a Business Day, the following Business Day) during such period. If the Seller or any of its Affiliates continues to receive Misdirected Customer Payments after such ninety (90) day period, the parties will negotiate in good faith with respect to a mutually agreeable new reporting and remittance schedule.

(b)	In the event that the Purchaser or any Affiliate of the Purchaser (including, for the avoidance of doubt, the Acquired Companies) receives any payment related to any Excluded Asset after the Initial Closing, the Purchaser agrees to promptly remit (or cause to be promptly remitted) such funds to the Seller.”

(r) Sections 10.7(a) and (b) of the Master Agreement are hereby amended and restated to read in their entirety as follows:

“(a) As promptly as reasonably practicable after the execution of this Agreement, the Seller shall use Reasonable Efforts to provide the Purchaser with a list of all material Shared Contracts, indicating which of such material Shared Contracts may be split and assigned in part to a member of the Purchaser Group or replicated for the benefit of the Purchaser Group pursuant to its terms without the consent of the counterparty thereto or other conditions, including the payment of a transfer or other fee (the “Assignable Shared Contracts”). As promptly as reasonably practicable after receipt thereof, the Purchaser will provide the Seller with written notice of those Assignable Shared Contracts that a member of the Purchaser Group desires to have split and assigned in part or for the Seller to replicate for the Purchaser Group’s benefit, it being understood that those contracts that contain volume commitments, “take or pay” obligations or other rights or obligations that will need to be split in connection with the applicable Closing shall be split and assigned. The parties will use Reasonable Efforts to identify and allocate between the parties such commitments, rights and obligations (the “Split Contract Commitments”). Each Assignable Shared Contract for which the Purchaser provides written notice of its desire to have split and assigned in part or have replicated for its benefit shall thereafter be deemed (to the extent of the requested split or replication) to be an Assumed Contract hereunder and the Seller Group shall split and partially assign to the Purchaser Group or have replicated for the benefit of the Purchaser Group as of the applicable Closing such Contract in accordance with its terms and the Seller and the Purchaser will or will cause another member of the Seller Group and the Purchaser Group, as applicable, to send notices of such split and partial assignment or replication to the counterparty thereto as promptly as reasonably practicable.

(b) With respect to each material Shared Contract identified pursuant to the first sentence of subsection (a) above that is not an Assignable Shared Contract (the “Non-Assignable Shared Contracts”), the Purchaser will also, as promptly as reasonably practicable after receipt thereof, provide the Seller with written notice of those Non-Assignable Shared Contracts that the Purchaser Group desires to have split and assigned in part or have replicated for the benefit of the Purchaser Group, it being understood that only those contracts that contain volume commitments, “take or pay” obligations or other rights or obligations that will need to be split in connection with the Closing shall be eligible to be split and assigned, and the parties will use Reasonable Efforts to identify and allocate between the parties the Split Contract Commitments. Each party shall use Reasonable Efforts prior to the applicable Closing Date or as promptly thereafter as is reasonably practicable based on when written notice is received by the Seller to cause the counterparty to each such Non-Assignable Shared Contract to consent to the split and partial assignment or replication of such Non-Assignable Shared Contract to the Purchaser Group, or to otherwise enter into a new Contract with a member of the Purchaser Group on substantially the same terms as exist under the applicable Shared Contract, in each case as of the applicable Closing. Each such Non-Assignable Shared Contract for which the parties have received consent to the split and partial assignment or replication shall thereafter be deemed (to the extent of the requested split or replication) to be an Assumed Contract hereunder and the Seller Group shall split and partially assign to the Purchaser Group or have replicated as of the applicable Closing such Contract in accordance with its terms. Notwithstanding the foregoing, the Seller Group shall not be required to split and partially assign to the Purchaser Group or have replicated at the applicable Closing any of the Non-Assignable Shared Contracts for which consent has not been obtained. To the extent any counterparty under a Non-Assignable Shared Contract requires the payment of a transfer or other fee for the split and partial assignment or replication of such Shared Contract, the Purchaser and the Seller shall each pay one half of any such fee that is reasonably required. As to any Non-Assignable Shared Contract for which the Purchaser has provided written notice of the Purchaser Group’s desires to have split and assigned in part or have replicated for the benefit of the Purchaser Group and for which the parties have not received consent, (a) the Seller agrees to continue to use Reasonable Efforts following the applicable Closing Date to obtain any required consent(s), and the Purchaser agrees to use Reasonable Efforts to cooperate in connection with same until the date that is twelve (12) months following the applicable Closing Date, and (b) the parties agree to cooperate in good faith to take such actions as are reasonably necessary to avoid any breach or violation by a party as a result of any failure to obtain any required consent prior to the applicable Closing. Until any such consent or new Contract is obtained, the Seller and the Purchaser will use Reasonable Efforts to cooperate for twelve (12) months following the Initial Closing in any lawful and reasonable arrangement, to the extent such cooperation would not result in a breach of the terms of such Non-Assignable Shared

Contract, and not prohibited under applicable Law or Order, which will provide the Purchaser Group the obligations and benefits of any such Non-Assignable Shared Contract (or such portion thereof as the parties have agreed to with respect to any Split Contract Commitments) with respect to the Business, including subcontracting, licensing, sublicensing, leasing or subleasing to the Purchaser Group any or all of the Seller Group’s rights and obligations with respect to such Non-Assignable Shared Contract with respect to the Business. In any such arrangement, the Purchaser will with respect to the obligations and benefits under the Non-Assignable Shared Contracts that relate to the Business (i) bear the sole responsibility for completion of the work or provision of goods and services, (ii) bear all Taxes with respect thereto or arising therefrom, (iii) be solely entitled to all benefits thereof, economic or otherwise, (iv) be solely responsible for any warranty or breach thereof, any repurchase, indemnity and service obligations thereof, and (v) promptly reimburse the reasonable costs and expenses of the Seller and its Affiliates related thereto, in each case, solely to the extent each of the foregoing arise out of or relate to the use by the Business of the Non-Assignable Shared Contracts. If and when such consents or approvals are obtained or such other required actions have been taken, the split and partial assignment, or replication, of such Non-Assignable Shared Contract will be effected in accordance with the terms of this Agreement.”

(s) Section 10.8(a) of the Master Agreement is hereby amended to add the following sentence at the end of such section:

“For the avoidance of doubt, any removal and relocation of Acquired Assets from an Excluded Seller Facility by the Seller Group prior to the applicable Closing Date, or otherwise in preparation for the operation of the Business by the Purchaser Group following the Initial Closing, occurring at the direction of or with the consent of the Purchaser shall be at the Purchaser’s sole cost and expense, including all costs and expenses incurred by the Seller Group in connection with the relocation of lines and material and equipment from the Seller’s Penang, Malaysia facility to Reynosa, Mexico (or such other facility as is identified in writing by the Purchaser), and the Purchaser shall promptly reimburse the Seller as such costs and expenses are incurred.”

(t) Article 10 of the Master Agreement is hereby amended to add the following as a new Section 10.15:

“10.15 Payroll. If the Initial Closing occurs on a date prior to a calendar month end, the Seller hereby agrees to make all payroll payments to Transferred Employees in each of the jurisdictions set forth on Schedule 10.15 (the “Payroll Jurisdictions”) for the entire calendar month in which the Initial Closing occurs, notwithstanding the earlier employment of such Transferred Employees by the Purchaser Group. The Seller will invoice the Purchaser an amount equal to the following: (a) total payroll for the Transferred Employees in the Payroll Jurisdictions for the calendar month in which the Initial Closing occurs divided by the total number of days in such month, multiplied by (b) the number of days from and including the Initial Closing Date through and including the last day of such calendar month. Unless the parties otherwise agree in writing, any amounts charged to the Purchaser will be billed and paid in Dollars. To the extent necessary, local currency conversion will be based on the Seller’s internal P&L exchange rate for the fiscal month in which the Initial Closing occurs. The Purchaser will pay in full all amounts due pursuant to this Section 10.15 within thirty (30) days after receipt of such invoice. Late payments shall bear interest per annum equal to the lesser of six percent (6%) and the maximum amount permitted by applicable Laws.”

(u) Article 10 of the Master Agreement is hereby amended to add the following as a new Section 10.16:

“10.16 Seller Guarantees. The Seller and/or its Affiliates have provided certain corporate guarantees (the “Seller Guarantees”) in connection with the letters of credit and bonds held by one or more of the Acquired Companies set forth on Schedule 10.16 (the “Acquired Company Letters of Credit”) with respect to which the Seller and/or its Affiliates (the “Seller Guarantors”) has reimbursement, indemnification or other obligations. During the period from the date hereof to the date that is ninety (90) days after the Initial Closing Date, the Seller agrees, on behalf of itself and each of the Seller Guarantors, to hold and not terminate the Seller Guarantees with respect to each of the Acquired Company Letters of Credit unless and until such Acquired Company Letter of Credit is cancelled, expires or otherwise terminates. The Purchaser agrees, unconditionally and irrevocably, without right of setoff, to pay to, reimburse, and indemnify and hold harmless the Seller Guarantors for and against any and all payments (including annual fees) made or other Damages incurred on or after the Initial Closing pursuant to any Seller Guarantee to the extent such payments or other Damages relate to an Acquired Company Letter of Credit. The Purchaser acknowledges and agrees that its obligations pursuant to the preceding sentence shall not be subject to the limitations set forth in Section 8.5. All such payments, reimbursements and indemnities by the Purchaser shall be made within three (3) Business Days after receipt by it of written notice by the Seller that a Seller Guarantor has made any such payment or incurred any such Damages together with reasonable evidence of such payment or incurrence.”

(v) Article 10 of the Master Agreement is hereby amended to add the following as a new Section 10.17:

“10.17 U.S. Delayed Transfer Employees. With respect to any U.S. Employee who is unable to commence employment with the Purchaser on the Initial Closing Date because such U.S. Employee is in the process of applying for permanent residency and such application has not yet been granted (each, a “U.S. Delayed Transfer Employee”), the parties agree as follows:

(a)	Each U.S. Delayed Transfer Employee will remain an employee of the Seller until as soon as practicable following the earliest of (i) the date on which the U.S. Delayed Transfer Employee’s permanent residency application is granted or denied, (ii) the date on which the U.S. Delayed Transfer Employee is no longer authorized under applicable Law to be employed by Seller, (iii) the date that is three (3) months after the Initial Closing Date, or (iv) the date on which the Purchaser directs the Seller to terminate the employment of the U.S. Delayed Transfer Employee for any lawful reason (such period the “U.S. Delayed Transfer Employee Transition Period”). During the U.S. Delayed Transfer Employee Transition Period, the U.S. Delayed Transfer Employees will be assigned to provide services for the benefit of the Purchaser or one of its Affiliates. The date following the end of the U.S. Delayed Transfer Employee Transition Period on which each U.S. Delayed Transfer Employee commences employment with the Purchaser shall be the U.S. Delayed Transfer Employee’s “Purchaser Employment Date” as defined in the Employee Matters Agreement.

(b)	The Seller shall continue to pay and provide benefits to the U.S. Delayed Transfer Employees during the U.S. Delayed Transfer Employee Transition Period as such pay and benefits were provided to them prior to the Initial Closing Date, it being understood and agreed that such pay and benefits may be adjusted in the regular course of the Seller’s business.

(c)	As soon as practicable after each U.S. Delayed Transfer Employee’s Purchaser Employment Date, the Seller shall invoice the Purchaser for the costs derived from the employment of such U.S. Delayed Transfer Employee during the U.S. Delayed Transfer Employee Transition Period (including but not limited to any and all wages, provision of benefits, or terms and conditions of employment).

(d)	The Purchaser shall assume all Liabilities relating to the employment of any U.S. Delayed Transfer Employee in respect of services performed during the U.S. Delayed Transfer Employee Transition Period and all Liabilities relating to the termination from employment of any U.S. Delayed Transfer Employee, except to the extent any such Liabilities (i) constitute the Excluded Employment Liabilities defined in Section 1.11(b)(v) of the Employee Matters Agreement or (ii) relate to, or arise from, any violations of Law by the Seller or its Affiliates (which for this purpose shall not include the U.S. Delayed Transfer Employees themselves) unless the actions giving rise to the violations of Law were taken by the Seller or its Affiliates at the direction of the Purchaser or its Affiliates.”

(w) Article 10 of the Master Agreement is hereby amended to add the following as a new Section 10.18:

“10.18 Reimbursement of SAP Migration Costs. The Seller agrees to reimburse the Purchaser for up to an aggregate of $2,000,000 of costs incurred by the Purchaser and its Affiliates to transition from the SAP system being used by Sanmina at the Reynosa, Mexico facility to a new system (the “Migration Costs”). The parties will each use its Reasonable Efforts to facilitate such transition. Within forty-five (45) days after the end of each month, the Purchaser will invoice the Seller for all Migration Costs incurred by the Purchaser and its Affiliates during such month that are required to be reimbursed under this Section 10.18. The Purchaser will include a reasonable description of, and specify the amount for, each cost incurred included in such invoice and will provide the Seller with third party invoices or receipts for such costs. Unless the parties otherwise agree in writing, any amounts charged to the Seller will be billed and paid in the local currency as paid by the Purchaser or one of its Affiliates to the applicable third party. To the extent necessary, local currency conversion will be based on the Purchaser’s internal exchange rate for the then-current month. The Seller will pay in full all undisputed amounts due pursuant to this Section 10.18 within thirty (30) days after receipt of each invoice hereunder; provided, however, that the Seller shall be entitled to offset and deduct Migration Costs, if any, that have been paid directly by the Seller or one of its Affiliates. Late payments shall bear interest per annum equal to the lesser of six percent (6%) and the maximum amount permitted by applicable Laws.”

(x) Section 11.6 of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“11.6 Expenses.

(a)	Except to the extent specified otherwise in this Agreement, each party will pay its own costs, professional fees and other expenses (including all legal, accounting, broker, lender or investment banking fees and expenses) incurred by it in connection with the Contemplated Transactions.

(b)

Notwithstanding subsection (a) above, the Purchaser has agreed to reimburse the Seller and its Affiliates, in accordance with this Section 11.6(b), for one-half (1/2) of all out-of-pocket IT-related costs incurred in connection with the separation of the IT systems (including in preparation for providing IT transition services to the Purchaser pursuant to the Transition Services Agreement) of the type set forth in Exhibit P (“IT Separation Costs”) in excess of $16,000,000 (the “Seller Retained IT Separation Costs”) and paid to third parties by the Seller or its Affiliates, from the date of the Master Agreement until the date that is eighteen (18) months after the Initial Closing Date, provided that in no event shall the Purchaser be required to reimburse the Seller for any IT Separation Costs that the Purchaser has separately paid or assumed pursuant to any other provision of the Master Agreement. The parties understand and agree that the types of services set forth in Exhibit P are indicative only of the actual IT Separation Costs incurred or to be incurred by the Seller and its Affiliates, and that any cost amounts set forth in Exhibit P are estimates only and the actual costs incurred or to be incurred by the Seller and its Affiliates may differ; provided, however, that the Seller shall promptly notify the Purchaser in the event that the Seller or any of its Affiliates becomes aware that any actual costs incurred or to be incurred in connection with this Section 11.6(b) and to be reimbursed by the Purchaser (i) in the case of any service line item identified on Exhibit P, exceeds or may exceed the applicable cost or cost estimate by the greater of ten percent (10%) or $50,000, or (ii) in the case of any service not identified or described on Exhibit P, is in excess of $100,000. Within forty-five (45) days after the end of each fiscal month of the Seller, the Seller will invoice the Purchaser for all IT Separation Costs incurred by the Seller and its Affiliates during such fiscal month that are required to be reimbursed under this Section 11.6. The first such invoice shall include a reasonable description of, and specify the amounts for, the Seller Retained IT Separation Costs. The Seller will include a reasonable description of, and specify the amount for, each cost incurred included in such invoice and will provide the Purchaser with third party invoices or receipts for such costs. Unless the parties otherwise agree in writing, any amounts charged to the Purchaser will be billed and paid in the local currency as paid by the Seller or one of its Affiliates to the applicable third party. To the extent necessary, local currency conversion will be based on the Seller’s internal P&L exchange rate for the then-current fiscal month. The Purchaser will pay in full all undisputed amounts due pursuant to this Section 11.6(b) within thirty (30) days after receipt of each invoice hereunder; provided, however, that the Purchaser shall be entitled to offset and deduct one-half (1/2) of all IT Separation Costs, if any, that have been paid directly by the Purchaser or one of its Affiliates. Late payments shall bear interest per annum equal to the lesser of six percent (6%) and the maximum amount permitted by applicable Laws. For the avoidance of doubt, (i) it is not the intention of the parties to provide in this Section 11.6(b) for the splitting of any costs incurred that relate to the post-Closing ability of the Purchaser and its Affiliates to operate IT systems, (ii) this Section 11.6(b) does not affect the obligations of the Purchaser pursuant to Section 10.8(a)(ii), and (iii) notwithstanding anything set forth in Exhibit P or otherwise, in no event do the cost sharing provisions of this Section 11.6(b) involve or affect any licensing fees the Purchaser may need to pay or incur in order to utilize any third party software.”

(y) Each of the following definitions in Exhibit A (“Certain Definitions”) to the Master Agreement is hereby amended and restated to read in its entirety as follows:

“Accounts Payable” means all accounts payable and accrued payment obligations relating to or arising from the purchase of goods or materials or services, other than any such payables or obligations reflected in the following balance sheet liability account for the Business: Contractor Payables.

“Closing Cash” means the sum of (a) the Transferred Cash, plus (b) the Cash held by the Acquired Companies and their Subsidiaries as of the Initial Closing, in each case calculated in accordance with GAAP, applied consistently; provided, however, that “Closing Cash” shall (i) include Third Party checks deposited or held in Transferred Accounts and the accounts of an Acquired Company that have not yet cleared determined in accordance with GAAP, but (ii) be reduced by the amount of all outstanding checks on draft with respect to a Transferred Account or of an Acquired Company and its Subsidiaries that are issued or outstanding at such time, but only to the extent that the amounts payable in respect of such outstanding checks are not included as a liability in the calculation of Final Closing Working Capital. To the extent that any Closing Cash is held in a currency other than Dollars, for purposes of calculating the Estimated Closing Cash, the parties shall use the Dollar equivalent of such Closing Cash based on the Reference Rate as of the Business Day prior to the date of delivery of the Closing Statement and, for the purposes of calculating the Final Closing Cash, the parties shall use the Dollar equivalent of such Closing Cash based on the Reference Rate as of the Initial Closing Date.

“Closing Cash Certificate” has the meaning set forth in Section 2.4.

“Closing Working Capital” means, as of 12:01 am Central time on the Initial Closing Date, (i) the aggregate amount of the following balance sheet asset accounts for the Business: Accounts Receivable, Inventory (Net), Contractor Receivables, Deferred Costs, Short-Term VAT Assets and Other Current Assets, minus (ii) Acquired Company Accounts Payable, minus (iii) the aggregate amount of the following balance sheet liability accounts for the Business: Profit Sharing, Employee Comp.–Other, Product and Service Warranty, Supplier Liability, Contractor Payables, Customer Reserves, Customer Prepaids, Deferred Revenue, Department Accruals, Short-Term VAT Liability, Other Trade Liability and Other Current Liabilities, calculated based on and consistent with the methodology and line items (and specific subaccounts with respect to each line item that aggregate to the totals) set forth in the reference calculation as of December 31, 2013 attached hereto as Exhibit O (including the note thereto), and prepared in accordance with GAAP and using the same principles, policies and methodologies used in preparing the Audited Financial Statements.

“Estimated Closing Cash” has the meaning set forth in Section 2.4.

“Purchaser Group” means the Purchaser, each of the Affiliates of the Purchaser set forth in Exhibit N, each of the Affiliates of the Purchaser designated by the Purchaser as a Purchaser Group member by written notice to the Seller (provided, that the designation of any additional Affiliate as a Purchaser Group member would not reasonably be expected to delay the anticipated Initial Closing Date), and STI for the purposes of purchasing, acquiring and accepting the Assigned IP (as defined in the IP Agreement) owned by the Seller or any other Seller Party (as defined in the IP Agreement) that is organized, formed or incorporated in the United States, and all Ancillary IP Rights (as defined in the IP Agreement) with respect thereto, to be sold, assigned, transferred, conveyed and delivered immediately following the Merger by the Seller or such other Seller Party, as applicable, to STI as set forth in the IP Agreement.

(z) Exhibit A (“Certain Definitions”) to the Master Agreement is hereby amended to add the following definitions:

“Acquired Company Accounts Payable” means, as of 12:01 am Central time on the Initial Closing Date, all accounts payable and accrued payment obligations of the Acquired Companies relating to or arising from the purchase of goods or materials or services, whether or not arising in connection with the operation of the Business.

“Acquired Company Letters of Credit” has the meaning set forth in Section 10.16.

“IT Separation Costs” has the meaning set forth in Section 11.6(b).

“Migration Costs” has the meaning set forth in Section 10.18.

“Misdirected Customer Payments” has the meaning set forth in Section 10.2(a).

“Payroll Jurisdictions” has the meaning set forth in Section 10.15.

“Seller Guarantees” has the meaning set forth in Section 10.16.

“Seller Guarantors” has the meaning set forth in Section 10.16.

“Seller Retained IT Separation Costs” has the meaning set forth in Section 11.6(b).

“Split Contract Commitments” has the meaning set forth in Section 10.7(a).

“U.S. Delayed Transfer Employee” has the meaning set forth in Section 10.17.

“U.S. Delayed Transfer Employee Transition Period” has the meaning set forth in Section 10.17.

(aa) Exhibit A (“Certain Definitions”) to the Master Agreement is hereby amended to delete the definitions of “Closing Certificates”, “Closing Working Capital Certificate”, “Estimated Closing Working Capital”, “Estimated Closing Working Capital Deficiency”, and “Estimated Closing Working Capital Surplus”.

(bb) Exhibit L (“Acquired Companies”) to the Master Agreement is hereby amended to add the following:

“72. Motorola Solutions Magyarorszag Kft. (Hungary)

73. Motorola Solutions d.o.o. (Serbia)”

(cc) Exhibit M (“Seller Group”) to the Master Agreement is hereby amended by adding MeshNetworks, Inc.

(dd) Exhibit N (“Purchaser Group”) to the Master Agreement is hereby amended and restated to read in its entirety as the Exhibit N attached hereto.

(ee) Exhibit O (“Closing Working Capital Calculation Methodology”) to the Master Agreement is hereby amended and restated to read in its entirety as the Exhibit O attached hereto.

(ff) The Exhibits to the Master Agreement are hereby amended by adding Exhibit P attached hereto.

(gg) Schedule A-1 (“Initial Closing Transfers”) to the Master Agreement is hereby amended by deleting the following bullet point line item: “Brazil – asset sale from Motorola Solutions Ltda.”

(hh) Schedule 1.1(n) (“Equity Interests”) to the Master Agreement is hereby amended and restated to read in its entirety as the Schedule 1.1(n) attached hereto.

(ii) The Schedules to the Master Agreement are hereby amended by adding Schedule 1.3(a) attached hereto.

(jj) Schedule 6.1(a)(ii) (“Government Approvals – Initial Closings”) to the Master Agreement is hereby amended by deleting the following line item: “3. Federal Antimonopoly Service of Russia.”

(kk) The Schedules to the Master Agreement are hereby amended by adding Schedule 10.15 attached hereto.

(ll) The Schedules to the Master Agreement are hereby amended by adding Schedule 10.16 attached hereto.

(mm) Notwithstanding any provision of, or schedule or exhibit to, the Master Agreement, including without limitation Schedule 1.1(a) (“Assumed Real Property Leases”) and Schedules 3.15(a)(ii), 3.15(b)-1 and 3.15(b)-2 of the Seller Disclosure Schedule, to the contrary, the parties acknowledge and agree that the real property sites owned or leased by the Seller or one of its Affiliates set forth on Annex A to this Amendment will be treated in the manner set forth on Annex A to this Amendment in connection with the transactions contemplated by the Master Agreement.

2. No Implied Amendments. Except as specifically amended by this Amendment, the Master Agreement shall remain in full force and effect in accordance with its terms and is hereby ratified and confirmed.

3. Effectiveness of Amendment. This Amendment shall be deemed to be a modification to the Master Agreement in accordance with Section 11.7 of the Master Agreement.

4. Benefit of the Agreement. This Amendment shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

5. Headings. The headings used in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

6. Governing Law. This Amendment shall be governed by and interpreted and construed in accordance with the substantive laws of the State of Delaware without regard to applicable choice of law provisions thereof.

7. Counterparts. The parties may execute this Amendment in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Amendment is effective upon delivery of one executed counterpart from each party to the other party. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission which includes a copy of the sending party’s signature(s) is as effective as signing and delivering the counterpart in person.

8. References to Agreement. On and after the date hereof, each reference in the Master Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Master Agreement shall mean the Master Agreement as amended by this Amendment.

[signature page follows]

IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Amendment No. 2 to the Master Acquisition Agreement to be executed as of the date first above written.

MOTOROLA SOLUTIONS, INC.

By:	/s/ Michael Annes
Name:	Michael Annes
Title:	Senior Vice President,
Business Development

ZEBRA TECHNOLOGIES CORPORATION

By:	/s/ Michael Cho
Name:	Michael Cho
Title:	Senior Vice President,
Corporate Development